# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMode Ltd., CIK 0001742692
CUSIP: M5425M103
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001803068
Persons authorized to receive notices and communications: Anna T. Pinedo, Mayer Brown LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 506-2500

## Reporting persons
- Moshe Mizrahy (CIK 0001803068): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 3,499,226; shared voting power 0; sole dispositive power 3,499,226; shared dispositive power 0; aggregate amount beneficially owned 3,499,226 (5.03% of the class)
  Comment: *This calculation is based on 69,558,670 ordinary shares of the Issuer outstanding as of December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Name of issuer: InMode Ltd.
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Comment: This Amendment No 1. to the Schedule 13D filed by the undersigned on January 16, 2025 (the "Schedule 13D"), is hereby filed to update certain information with respect to the beneficial ownership of Ordinary Shares (the "Shares") of InMode Ltd., an Israeli company (the "Issuer"), by Moshe Mizrahy (the "Reporting Person").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information provided in the Schedule 13D with respect to Item 3 is hereby deleted in its entirety and replaced with the following text:

The source of funds for the purchase of Shares of the Issuer was the personal funds of the Reporting Person.

## Signatures
- Moshe Mizrahy: /s/ Moshe Mizrahy, Moshe Mizrahy (03/13/2025)